SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of January 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Publication according to § 26 paragraph. 1 WpHG  with the objective of Europe-wide distribution

Notification of voting rights pursuant to Art. 25, Sec. 1 WpHG
We received the following notification pursuant to Art. 25, Sec. 1 WpHG on January 27, 2015:

1. Listed company:
AIXTRON SE
Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:
UBS AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
21.01.2015

6. Total amount of voting rights:
5.49% (equals 6185407 voting rights) calculated from the following total number of voting rights issued: 112694555

7. Detailed information on the voting rights proportion:
Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG: 1.05% (equals 1185538 voting rights) thereof held indirectly:
0.00% (equals 0 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG:
4.44% (equals 4999869 voting rights)

8. Detailed information on financial/other instruments pursuant to sec. 25 WpHG:

ISIN or name/description of the financial/other instrument: Call Option
Exercise period: At any time
Maturity:
Expiration date: 20.03.2015

Furthermore, we received the following notification pursuant to Art. 25, Sec. 1 WpHG on January 27, 2015:

1. Listed company:
AIXTRON SE
Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:
UBS Group AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
21.01.2015

6. Total amount of voting rights: 5.49% (equals 6185407 voting rights) calculated from the following total number of voting rights issued:
112694555

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG: 1.05% (equals 1185538 voting rights) thereof held indirectly:
1.05% (equals 1185538 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG: 4.44% (equals 4999869 voting rights)

8. Detailed information on financial/other instruments pursuant to sec. 25 WpHG:

Chain of controlled undertakings:
UBS AG

ISIN or name/description of the financial/other instrument: Call Option
Exercise period: At any time
Maturity:
Expiration date: 20.03.2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	January 29, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO